March 3, 2025

Sean Duffy
Chief Executive Officer
Omada Health, Inc.
500 Sansome Street, Suite 200
San Francisco, CA 94111

       Re: Omada Health, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted February 14, 2025
           CIK No. 0001611115
Dear Sean Duffy:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1
Business
Omada GLP-1 Care Tracks, page 136

1. We note your disclosure that "[m]embers in the Enhanced GLP-1 Care Track reported a 12% average increase in self-efficacy at week 16 compared to the time of
       enrollment, using a brief weight loss self-efficacy scale developed and validated by an independent academic research team, reflecting improved self-confidence in
       members    ability to lose weight and maintain healthy habits." Please revise to briefly
       discuss the weight loss self-efficacy scale, clarify the time period of the participation study and explain how it was validated by an independent academic research team.
2. We note your disclosure on page 138 that "[f]rom late February through May 2024, all
 March 3, 2025
Page 2

       members in Omada for Prevention & Weight Health and Omada for Hypertension that had enrolled at least two weeks prior and no more than six months prior were offered the opportunity to receive GLP-1 therapy discontinuation program support through the
       GLP-1 Care Track", and that "[t]his retrospective analysis reviewed data received directly through participation in the program from all such members that voluntarily opted into receiving GLP-1 discontinuation program support..." Please revise to disclose the number of participants that enrolled in the discontinuation program.
       Please contact Julie Sherman at 202-551-3640 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Kathleen M. Wells, Esq.